Exhibit 99.1

For Immediate Release

Pointer Telocation to Present at the 31st Annual Roth Conference on March 18, 2019

Rosh HaAyin, Israel, March 11, 2019. Pointer Telocation Ltd. (Nasdaq: PNTR; TASE: PNTR), a leading provider of telematic services and technology solutions for Fleet Management, Mobile Asset Management and Internet of Vehicles, announced today that Mr. David Mahlab, its President and Chief Executive Officer will present at the 31st Annual Roth Conference at 3:00 p.m. Pacific Time on Monday, March 18, 2019 and will conduct one-on-one meetings that day.

The conference will be held on March 17-19, 2019 at The Ritz Carlton, Laguna Niguel in Orange County, CA and is by invitation only. For more information or to request a one-on-one meeting, please contact oneononerequests@roth.com or your ROTH representative at (800) 678-9147.

About Pointer Telocation

For over 20 years, Pointer has rewritten the rules for the Mobile Resource Management (MRM) market and is a pioneer in the Connected Car segment. Pointer has in-depth knowledge of the needs of this market and has developed a full suite of tools, technology and services to respond to them. The vehicles of the future will be intimately networked with the outside world, enhancing and optimizing the in-car experience.

Pointer’s innovative and reliable cloud-based software-as-a-service (SAAS) platform extracts and captures an organization’s critical mobility data points – from office, drivers, routes, points-of-interest, logistic-network, vehicles, trailers, containers and cargo. The SAAS platform analyzes the raw data converting it into valuable information for Pointer's customers providing them with actionable insights and thus enabling the customers to improve their bottom line and increase their profitability.

For more information, please visit http://www.pointer.com, the content of which does not form a part of this press release.

Company contact:	Investor Relations Contact at Hayden IR, LLC:
Yaniv Dorani, CFO	Brett Maas
Tel: +972-3-5723111	Tel: +1-646-536-7331
E-mail: yanivd@pointer.com	E-mail: brett@haydenir.com

David Fore
Tel: +1-206-395-2711
E-mail: dave@haydenir.com